FILED BY ROSLYN BANCORP, INC.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                           SUBJECT COMPANY: ROSLYN BANCORP, INC.
                                                   COMMISSION FILE NO. 000-28886

  On August 13, 2003, Roslyn Bancorp, Inc. issued the following press release:


[ROSLYN BANCORP, INC. LOGO]

ONE JERICHO PLAZA JERICHO, NY  11753

                                    FOR IMMEDIATE RELEASE

                                    Contact:  Mary M. Feder
                                              Vice President, Investor Relations
                                              (516) 942-6150


                 ROSLYN BANCORP, INC. SETS SPECIAL STOCKHOLDERS
                        MEETING DATE OF OCTOBER 29, 2003


JERICHO, NEW YORK, AUGUST 13, 2003 - Roslyn Bancorp, Inc. (NASDAQ:RSLN), the holding company for The Roslyn Savings Bank, announced today that October 29, 2003 has been preliminarily established as the date of its Special Meeting of Stockholders. At the meeting, stockholders of record will be asked to vote on the previously announced proposed merger, under which Roslyn Bancorp, Inc. will merge with and into New York Community Bancorp, Inc. (NYSE: NYB) and The Roslyn Savings Bank will operate as a division of New York Community Bank. The date of the meeting is subject to the completion of a customary review by the Securities and Exchange Commission of the joint proxy statement/prospectus.

The meeting will be held at The Huntington Town House, 124 East Jericho Turnpike, Huntington Station, New York 11746 and will commence at 10:00 AM Eastern Time. The record date for voting at the Special Meeting will be September 12, 2003. Prior to the meeting, stockholders of both New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. will be mailed a joint proxy statement/prospectus, which will provide full details of the proposed merger and be accompanied by a proxy card enabling stockholders to vote. Subject to regulatory and stockholder approval, the merger is expected to take place in the fourth quarter of 2003.

With assets of $10.8 billion at June 30, 2003, Roslyn is among the five largest publicly traded thrift institutions in New York. The Bank operates 37 full service branches throughout Nassau and Suffolk counties on Long Island and the New York City boroughs of Brooklyn, Queens and The Bronx. For an index of Roslyn Bancorp, Inc.'s news releases, or to obtain a specific release, visit us on the worldwide web at www.roslyn.com.
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

STATEMENTS CONTAINED IN THIS NEWS RELEASE MAY BE FORWARD-LOOKING STATEMENTS, AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS, AND ALL OTHER STATEMENTS THAT MAY BE MADE IN THE NEWS RELEASE ARE NOT HISTORICAL FACTS, ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED DUE TO A NUMBER OF FACTORS, WHICH INCLUDE, BUT ARE NOT LIMITED TO, FACTORS DISCUSSED IN DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION FROM TIME TO TIME. SUCH FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF SUCH WORDS AS "BELIEVE," "EXPECT," "ANTICIPATE," "SHOULD," "PLANNED," "ESTIMATED," AND "POTENTIAL." EXAMPLES OF FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, ESTIMATES WITH RESPECT TO THE FINANCIAL CONDITION, EXPECTED OR ANTICIPATED REVENUE, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY THAT ARE SUBJECT TO VARIOUS FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THESE ESTIMATES. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, GENERAL ECONOMIC CONDITIONS; CHANGES IN INTEREST RATES; DEPOSIT FLOWS; THE LEVEL OF DEFAULTS, LOSSES AND PREPAYMENTS ON LOANS HELD BY THE COMPANY IN PORTFOLIO OR SOLD IN THE SECONDARY MARKETS; LOAN DEMAND; REAL ESTATE VALUES; COMPETITION; CHANGES IN ACCOUNTING PRINCIPLES, POLICIES, PRACTICES OR GUIDELINES; CHANGES IN LEGISLATION OR REGULATION; AND OTHER ECONOMIC, COMPETITIVE, GOVERNMENTAL, REGULATORY, AND TECHNOLOGICAL FACTORS AFFECTING THE COMPANY'S OPERATIONS, PRICING, PRODUCTS AND SERVICES.

FORWARD-LOOKING STATEMENTS ALSO INCLUDE, WITHOUT LIMITATION, THOSE STATEMENTS RELATING THE ANTICIPATED EFFECTS OF THE COMPANY'S PROPOSED MERGER WITH NEW YORK COMMUNITY BANCORP, INC. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE THE ACTUAL RESULTS OF THE MERGER TO DIFFER MATERIALLY FROM EXPECTATIONS: THE ABILITY OF THE COMPANIES TO OBTAIN THE REQUIRED SHAREHOLDER OR REGULATORY APPROVALS OF THE MERGER; THE IMPOSITION OF ANY REGULATORY CONDITIONS OR REQUIREMENTS ON THE MERGER; THE ABILITY OF THE COMPANIES TO CONSUMMATE THE MERGER; THE ABILITY TO SUCCESSFULLY INTEGRATE THE COMPANIES FOLLOWING THE MERGER, INCLUDING INTEGRATION OF DATA PROCESSING SYSTEMS AND RETENTION OF KEY PERSONNEL; A MATERIALLY ADVERSE CHANGE IN THE FINANCIAL CONDITION, OPERATIONS, OR PROJECTED OR ACTUAL EARNINGS OF EITHER COMPANY; THE ABILITY TO FULLY REALIZE THE EXPECTED COST SAVINGS AND REVENUES; THE ABILITY TO REALIZE THE EXPECTED COST SAVINGS AND REVENUES ON A TIMELY BASIS; AND ANY MATERIAL CHANGE IN THE LOCAL MARKETS IN WHICH EACH COMPANY OPERATES.

THE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THE PRESS RELEASE, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS.

ROSLYN BANCORP, INC. AND NEW YORK COMMUNITY BANCORP, INC. HAVE FILED, AND WILL BE FILING, A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE MERGER WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS TO BE SENT TO THEM AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

INVESTORS WILL BE ABLE TO OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE (WWW.SEC.GOV). IN ADDITION, DOCUMENTS FILED WITH THE SEC BY ROSLYN BANCORP, INC. WILL BE AVAILABLE FREE OF CHARGE FROM THE INVESTOR RELATIONS DEPARTMENT AT ROSLYN BANCORP, INC., ONE JERICHO PLAZA, JERICHO, NY 11753. DOCUMENTS FILED WITH THE SEC BY NEW YORK COMMUNITY BANCORP, INC. WILL BE AVAILABLE FREE OF CHARGE FROM THE INVESTOR RELATIONS DEPARTMENT AT NEW YORK COMMUNITY BANCORP, INC., 615 MERRICK AVENUE, WESTBURY, NY 11590.

THE DIRECTORS, EXECUTIVE OFFICERS, AND CERTAIN OTHER MEMBERS OF MANAGEMENT OF ROSLYN BANCORP, INC. AND NEW YORK COMMUNITY BANCORP, INC. MAY BE SOLICITING PROXIES IN FAVOR OF THE MERGER FROM THE COMPANIES' RESPECTIVE SHAREHOLDERS. FOR INFORMATION ABOUT THESE DIRECTORS, EXECUTIVE OFFICERS, AND MEMBERS OF MANAGEMENT, SHAREHOLDERS ARE ASKED TO REFER TO THE MOST RECENT PROXY STATEMENTS ISSUED BY THE RESPECTIVE COMPANIES, WHICH ARE AVAILABLE ON THEIR WEB SITES AND AT THE ADDRESSES PROVIDED IN THE PRECEDING PARAGRAPH.

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